March 7, 2013 Via EDGAR and Electronic Mail	Deutsche Bank AG New York Legal Department 60 Wall Street, 36th Floor New York, NY 10005-2858 Tel 212-250-2500
Ms. Amy M. Starr
Chief
Office of Capital Markets Trends
Division of Corporation Finance
Securities and Exchange Commission

Re:	Deutsche Bank Aktiengesellschaft
424 Prospectuses relating to Registration Statement on Form F-3ASR
Filed September 29, 2009
File No. 333-162195

Dear Ms. Starr:

Deutsche Bank Aktiengesellschaft (the “Bank”) has reviewed the letter received from the Staff (the “Staff”) of the Securities and Exchange Commission, dated February 21, 2013, concerning the Staff’s views regarding the pricing and value of structured notes and the inclusion of related disclosure in the Bank’s structured note offering documents. The Bank is preparing disclosure consistent with the Staff’s comments, and expects to begin incorporating the disclosure into its structured note offering documents as soon as it reasonably can, taking into account the procedural steps required to provide and explain the new disclosure.

Please contact the undersigned, Joseph C. Kopec (ph: 212-250-1306; fax: 212-797-4563; e-mail: joseph.kopec@db.com), should you have any questions concerning the foregoing.

Sincerely,

Deutsche Bank Aktiengesellschaft

By:
/s/ Joseph C. Kopec
Joseph C. Kopec
Managing Director & Associate General Counsel
Deutsche Bank AG New York Branch

By:
/s/ Ernest C. Goodrich, Jr.
Ernest C. Goodrich, Jr.
Managing Director & Senior Counsel
Deutsche Bank AG New York Branch

cc:	Ms. Raquel Fox
(Securities and Exchange Commission)

Daniel N. Budofsky
(Davis Polk & Wardwell LLP)

Chairman of the Supervisory Board: Paul Achleitner
Management Board: Jürgen Fitschen (Co-Chairman), Anshuman Jain (Co-Chairman), Stefan Krause, Stephan Leithner, Stuart Lewis, Rainer Neske, Henry Ritchotte
Deutsche Bank Aktiengesellschaft domiciled in Frankfurt am Main; HRB No 30 000, Frankfurt am Main, Local Court; VAT ID No DE114103379; www.db.com